Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 19, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Sub: Appointment of an Additional Director, categorized as Independent

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), we would like to inform you that Dr. Alpna Hansraj Seth (DIN: 01183914) has been appointed as an Additional Director, categorized as Independent, on the Board of Dr. Reddy's Laboratories Ltd., for a term of five consecutive years, effective from September 19, 2023. Her appointment is approved by the Board of Directors of the Company, by way of Circular Resolution passed today, i.e. on September 19, 2023, based on recommendations of the Nomination, Governance and Compensation Committee and is subject to approval of shareholders through postal ballot process. The profile of Dr. Alpna is enclosed with this intimation.

Dr. Alpna Hansraj Seth is not related to any of the Director or Key Managerial Personnel of the Company and is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. She meets the criteria for being appointed as an Independent Director under all statutes applicable to the Company.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015 and SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above appointment of Dr. Alpna Hansraj Seth is given in Annexure enclosed herewith.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Annexure

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015 and SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sl. No.	Particulars	Details
1	Reason for change viz. appointment, ~~re-appointment, resignation, removal, death or otherwise~~	Appointment
2	Date of appointment~~/ re-appointment/ cessation (as applicable); and~~ term of appointment/ ~~re-appointment~~

September 19, 2023

Appointment by the Board of Directors on September 19, 2023 as an Additional Director, categorized as Independent, for a term of five consecutive years, with effect from September 19, 2023, to September 18, 2028.

The said appointment is subject to approval of the shareholders of the Company through postal ballot process.

3	Brief profile (in case of appointment)	Attached with this intimation
4	Disclosure of relationships between directors (in case of appointment of a director)	Dr. Alpna Hansraj Seth is not related to any of the Director or Key Managerial Personnel of the Company.

Profile of Dr. Alpna Hansraj Seth

Dr. Alpna Hansraj Seth served as the President and Chief Executive Officer of Nura Bio Inc., a neurology pharmaceutical company for three years, until she retired starting October 2022. Prior to this, Dr. Alpna was the Chief Operating Officer of Vir Bio Inc., a biopharma pioneer for treating infectious diseases. Before that, for nearly two decades from 1998 to 2017, Dr. Alpna was a senior executive at Biogen Inc., a leading global biopharmaceutical company. Here, over the years she undertook several leadership roles with increasing P&L responsibility, spanning R&D to commercialization of new drugs in markets across the world.

Early in her career at Biogen, she led oncology R&D which culminated in a successful merger of equals with Idec Pharma to form Biogen Idec. She was instrumental in establishing Biogen’s strategic expansion in Asia as a founding Managing Director in India with its HQ in Gurgaon, and then returning to Biogen’s global HQ in the US to lead the launch of its largest multibillion-dollar neurology drug franchise world-wide. In 2014 as Senior Vice President, she moved to Europe to spearhead Biogen’s foray into biosimilars with the rapid creation of one of the fastest growing biosimilars businesses in the industry.

Along with a deep and broad industry expertise in biopharma, Dr. Alpna’s experience includes health care and life sciences tools, industrial biotechnology, diagnostics, and management consulting. In addition to North America, she has lived and worked in Asia and in Europe. Dr. Alpna has a track-record of creating and leading new businesses across therapeutic areas and modalities including biologics (novel and biosimilars), small molecules, gene therapy and RNA-based therapeutics.

In addition, Dr. Alpna brings extensive corporate governance and strategic oversight experience as a member of the Board of Directors of large publicly listed multinationals and VC-funded private biotech companies. Dr. Alpna currently serves as an independent Director on the boards of three public (NASDAQ listed) companies- Seagen, Bio-Techne and Keros Therapeutics.

Dr. Alpna received a Ph.D. in biochemistry and molecular biology from University of Massachusetts Medical School and conducted her post-doctoral research at Harvard University in immunology and structural biology, both as a Howard Hughes Medical Institute Fellow. She is also a graduate of Harvard Business School’s Advanced Management Program.